COVINGTON & BURLING LLP

620 EIGHTH AVENUE NEW YORK, NY 10018 TEL 212.841.1000 FAX 212.841.1010 WWW.COV.COM	NEW YORK WASHINGTON SAN FRANCISCO LONDON BRUSSELS

August 13, 2007

VIA EDGAR
AND HAND DELIVERY

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

      Re:
      Paramount Acquisition Corp.
      Proxy Statement on Schedule 14A
      Originally Filed June 18, 2007
      File No. 000-51518

Dear Mr. Reynolds:

        On behalf of Paramount Acquisition Corp. ("Paramount" or the "Company"), we are responding to the comments contained in the letter dated July 24, 2007 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), relating to the Company's Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 18, 2007 (the "Proxy Statement"). For your convenience we have repeated the Staff's comments below before each of our responses. Captions and page references in our responses correspond to those set forth in the amended Proxy Statement, which is being filed today. We are also delivering to Mr. Jay Williamson by hand delivery two marked copies of the amended Proxy Statement.

General

1.
Please revise your disclosure to indicate whether the initial stockholders own shares acquired either in the initial public offering or the after market. If they do, please revise to indicate how these shares will be voted, if known.

        An affiliate of Isaac Kier, one of Paramount's initial stockholders and a Paramount director, purchased 50,000 units in Paramount's IPO. Mr. Kier has advised us that he intends to vote the 50,000 shares of Paramount common stock acquired as part of those units in favor of all proposals. Paramount has revised the applicable disclosure on pages 5, 17, 43, 46 and 109 accordingly.

2.
We note the disclosure on page 31 regarding the purchase of an aggregate of 1,983,000 warrants in the aftermarket. You also disclose a purchase of 100,000 warrants through a l0b5-1 plan that was subsequently terminated. Please revise to clarify the different amounts and purchasers, and disclose whether all purchases were made pursuant to a Rule 10b5-1 plan. In an appropriate place, disclose the dates and prices paid for the warrants.

        Paramount's directors have purchased an aggregate of 1,993,000 warrants as follows:

          (i)    Drs. Rosenwald, Maher, Weiser and Belldegrun, Messrs. Lobell and Kier and an affiliate of Dr. Rosenwald, collectively purchased 883,000 warrants in the public market for an aggregate purchase price of approximately $604,141 (or an average purchase price of $0.68 per warrant), pursuant to written agreements dated July 25, 2005 between such individuals and EarlyBirdCapital, Inc. entered into in connection with Paramount's initial public offering. The agreement sets forth that it constitutes an irrevocable order instructing EarlyBirdCapital, as the designated broker-dealer, to purchase the warrants, without any further instructions, at market prices not to exceed $0.70 per warrant during the three-month period commencing on January 11, 2006 (the date separate trading of Paramount's warrants commenced).

          (ii)   As noted in the response to comment 1, above, an affiliate of Mr. Kier purchased 50,000 units in Paramount's initial public offering and still owns the 100,000 underlying warrants.

          (iii)  On January 24, 2007, Dr. Rosenwald and Mr. Lobell established a personal warrant purchase plan conforming to Rule 10b5-1 of the Securities Exchange Act of 1934. Under the plan, between January 25, 2007 and February 23, 2007, Dr. Rosenwald and Mr. Lobell collectively purchased 1,000,000 warrants at prevailing market prices for an aggregate purchase price of approximately $584,413 (or an average purchase price of approximately $0.58 per warrant).

          (iv)  On June 26, 2007, Dr. Maher purchased 10,000 warrants in the open market for $0.85. This purchase was not made pursuant to a 10b5-1 plan or any existing contractual commitment.

        Paramount has revised the disclosure in the proxy statement on pages 34, 42 and 158 to add the disclosure of the additional warrants purchased by Dr. Maher (which occurred after the filing of the original Proxy Statement) and to clarify the circumstances under which the various purchases were made. In response to comment 111, we have also included a table on page 158 showing each director's aggregate unrealized gain or loss on these purchases as of the record date. The warrants were purchased in dozens of individual transactions and Paramount does not believe that disclosure of the dates and prices of each transaction would be useful to investors in making a decision on how to vote on the Transaction. Paramount is providing, however, for the Staff's information, a schedule of each such transaction showing the date, number of warrants purchased and the purchase price per warrant. This information was collected from Forms 4 that the individual directors have filed with the Commission.

3.
Also, please advise us of the requirements that applied to open market purchases as agreed to pursuant to discussions or no-action letters with the Division of Market Regulation; tell us what no-action letter or other documentation was the source of those requirements; and describe the activities of the company and relevant parties after the IPO that were made pursuant to the communications with the Division of Market Regulation.

        Based on a conversation on August 9, 2007 with Jay Williamson of the Staff, we understand that the Staff's comment is intended to address the applicability of Rule 102 of Regulation M to the warrant purchases described in our response to comment 2 in light of the fact that the Transaction may be deemed to be distribution of Paramount's securities.

        We are of the view that the issuance of shares to the Sellers by Paramount in the Transaction does not constitute a "distribution" as defined in Rule 100 of Regulation M. Rule 100 defines a distribution as "an offering of securities... that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." In Release No. 33-7057 (April 19, 1994), the Division of Market Regulation identified the following factors as relevant in determining whether the "magnitude" element of that definition had been satisfied: "the number of shares to be registered for sale by the issuer, and the percentage of the outstanding shares, public float, and trading volume that those shares represent." Although the Sellers will initially be issued Paramount shares equal to approximately 17% of the total number of shares outstanding immediately following the closing, none of the shares issued to the Sellers are currently being registered and all such shares will be subject to a restriction on transfers for at least six months, regardless of registration. Accordingly, for at least six months following the closing, none of the shares issued by Paramount to the Sellers in the Transaction can impact Paramount's public float or trading volume. Release No. 33-7057 also states that "providing greater than normal sales compensation arrangements pertaining to the distribution of a security, delivering a sales document, such as a prospectus or market letters, and conducting "road shows' are generally indicative of "special selling efforts and selling methods."' Paramount is not compensating any party with respect to sales of Paramount shares. Furthermore, although Paramount has made presentations to various investors regarding the Transaction, and has filed the Proxy Statement, these actions were taken in connection with the solicitation of the required vote of Paramount's shareholders, not the issuance of Paramount securities to the Sellers. Accordingly, Paramount has engaged in no "special selling efforts or methods" in connection with the issuance of its shares in the Transaction. Accordingly, we are of the view that the transaction with Chem Rx does not involve a distribution of Paramount securities and that Regulation M is therefore inapplicable.

Cover Page

4.
Please revise to disclose the aggregate purchase price. In addition, please disclose the amount of funds you will be required to borrow to finance the purchase price, assuming the maximum in earnout payments and conversions. Disclosure of the aggregate dollar value should quantify the market value of the shares as of the most recent practicable date and include shares issuable as part of the earnout. Similarly revise the summary.

        Paramount has revised the applicable disclosure on the cover page and in the sixth and seventh bullet points on page 1.

Summary of the Material Terms of the Transaction, page 1

5.
Please clarify whether the Board concluded that the proposed transaction met all of the requirements detailed in the company's Form S-1.

        Paramount's Form S-1 requires that it (i) effect a business combination with a company in the healthcare industry and (ii) such business combination be with a target business (or businesses) with a fair market value of at least 80% of Paramount's net assets at the time of the acquisition. Paramount's board of directors concluded that the proposed transaction with Chem Rx satisfies both of these criteria. Paramount has added appropriate disclosure on page 16.

6.
Please revise the reference on page one to "the stockholders of Chem Rx" to identify the stockholders of the target.

        The stockholders of Chem Rx are Jerry Silva, Steven Silva, the Jody R. Silva Trust and The Jerry Silva 2007 Annuity Trust. Paramount has revised the first bullet point on page 1 accordingly.

7.
It is unclear how the "New Jersey merger," minority interest of Chem Rx PA and any other underlying transaction fit within the proposed acquisition transaction. Please revise to clarify the subparts of the entire proposed transaction. Your revised disclosure should briefly describe the underlying transactions to clarify how the operations located in separate jurisdictions will make up the company after the closing, including the relative contributions and sizes of each. Please reserve the bulk of the details regarding the number of shares to be issued to different parties and other such items to the back of the document. See also the last full paragraph on page 11 and other references to the New Jersey merger. We may have further comment.

        Please see our response to comment 8, below.

8.
In this regard, please consider adding a chart with graphics to help illustrate the narrative description of the parties and transaction.

        In response to comments 7 and 8, Paramount has revised the disclosure on pages 11 and 12 to clarify the key elements of the Transaction.

9.
With respect to the maximum amount the company estimates it will need to borrow to finance the acquisition, please reference the risk factors relating to the company's post acquisition debt.

        Paramount has added a reference to the risk factors related to the debt financing in the seventh bullet point on page 1.

10.
Please revise the second bullet point to briefly describe the principal geographic areas where the target conducts business. If any of these general locations involve operations in which Paramount, after the acquisition, will only have a minority or diluted interest, please revise to briefly clarify.

        Paramount has revised the second bullet point on page 1 to clarify that Chem Rx currently conducts business in New York, New Jersey and Pennsylvania. It is also in the process of entering the South Florida market. Following the consummation of the Transaction, Paramount will not have a minority or diluted interest in any of Chem Rx's operations.

11.
Please revise the reference to "the members of Chem Rx NJ" in the fifth bullet point and "certain other stockholders of Paramount" in the eleventh bullet point to identify the members and stockholders.

        Paramount has revised the fifth bullet point on page 1 to refer to Jerry Silva, Steven Silva and Michael Segal as the members of Chem Rx NJ. The reference to "certain other stockholders of Paramount" in the 12th bullet point has been revised to refer to Paramount's founding stockholders.

Questions and Answers About the Proposals, page 3

12.
Please include, in all appropriate sections, a brief discussion of the dilution that Paramount's current public shareholders will experience as the result of the issuance of additional shares in this transaction.

        We note that under the heading "Post-Closing Ownership of Paramount Common Stock" on page 13 Paramount had included a discussion of the effect of the Transaction on Paramount's stockholders' ownership interests in Paramount stock following the closing. In response to the Staff's comment, however, Paramount has expanded that disclosure by adding a new Q&A number 18 on page 7 and a new section of the Proxy Statement, entitled "The Transaction Proposal—Reduction of Percentage Ownership of Paramount's Existing Stockholders" on page 68.

13.
Please clarify your response to Q&A eight to indicate whether any of the employment agreements negotiated to date provide for equity-based incentives. If so, please revise to disclose the total amount.

        Paramount has revised the response to Q&A eight on page 4 to indicate that the employment agreements entered into with Jerry Silva, Steven Silva, Michael Segal and Chuck Kelly do not provide for equity-based compensation. No equity-based awards under the incentive compensation plan will be granted until after the consummation of the Transaction.

14.
We note that Q&A nine contains a reference to the interests of Paramount's officers and directors in the transaction and approval. Given the significance of their interests, and the importance of the transaction, these interests should be covered by their own Q&A. Accordingly, please revise to disclose their interests, including, but not limited to:

a.
Any interest arising from future employment or board positions—including anticipated compensation;

b.
The total number and dollar value of shares and warrants held, including a statement indicating the value of these securities in the event that no transaction is consummated and the company is dissolved; and,

c.
A statement indicating the value of management's present indemnification obligation in the event that a transaction is not approved.

        Paramount has added a new Q&A ten on page 5 to specifically address the more significant interests of Paramount's officers and directors in the transaction. In response to the Staff's comment, Paramount has also revised the section entitled "Special Meeting of Paramount Stockholders—Interests of Paramount's Directors and Officers in the Transaction" beginning on page 41.

15.
Please disclose, if true, that you will not require shareholders to tender their shares prior to the special meeting.

        Paramount will not require stockholders who vote against the Transaction and exercise their conversion rights to tender their shares prior to the special meeting. Those stockholders, however, are required to hold their shares through the closing of the Transaction and will be required to tender their stock certificates to Paramount following the closing of the Transaction in order to receive cash for their shares. Paramount has revised Q&A 27 (formerly Q&A 25) on page 8 to clarify this point.

16.
Please revise to clarify Q&A 25. It appears that the answer applies to continuing shareholders but not necessarily converting shareholders.

        Please see our response to comment 15, above.

Summary, page 9

17.
Please disclose, here and all appropriate sections, the dollar value of the company's current liabilities and payment obligations broken down between amounts owed to vendors who have, and have not, waived claims against the trust. In addition, disclose the company's current cash balance. Also, elsewhere in the back of your document, provide detailed disclosure of all material vendors who have not waived claims against the trust and confirm whether management will be able to satisfy its indemnification obligation. Please disclose any vendors who have waived against the trust and are also playing a material role in connection with this transaction. In responding to the foregoing, please also update your page 9 disclosure which is as of March 31, 2007.

        In response to the Staff's comment, Paramount has revised the disclosure in the Summary on page 10, in "Interests of Paramount Directors and Officers in the Transaction" beginning on page 41 and in "Other Information Related to Paramount—Plan of Operations" on page 112. Because Paramount's second quarter financial statements have not yet been finalized, Paramount's disclosure regarding its accrued liabilities remains as of March 31, 2007. Paramount recognizes, however, that prior to mailing, the disclosures in the proxy statement will need to be updated to include its and Chem Rx's second quarter financial statements. Accordingly, all disclosures that are currently as of March 31, 2007 will be updated as of June 30, 2007.

18.
Please disclose the estimated amount of fees and expenses that the company expects to incur to consummate the transaction. Also, disclose the target's fees and expenses to the extent that you will be liable to pay for them.

        Paramount anticipates that it will incur additional costs of approximately $11 million in connection with consummating the acquisition of Chem Rx. This estimated $11 million of additional costs includes $2,000,000 of transaction-related expenses that are paid or payable by Chem Rx. Under the Stock Purchase Agreement, any such expenses that exceed $2,000,000 will be deducted dollar-for-dollar from the cash portion of the purchase price that is paid to the Sellers at the closing. Paramount also expects to incur approximately $4 million of fees and expenses in connection with the debt financing for the transaction. In connection with the foregoing, Paramount has added a new section to the proxy statement entitled "The Transaction Proposal—Transaction Expenses," which begins on page 67.

19.
In this regard, we note the statement in the third paragraph on page nine that the payments will be made "following the closing of the Transaction." Please revise to describe the sources and amounts of funds that will be required to pay expenses assuming the filing is not consummated.

        In response to the Staff's comment, Paramount has deleted the sentence noted and has clarified on page 113 that if the Transaction is not consummated, Paramount will be unable to pay its net liabilities (which were approximately $970,000 at March 31, 2007).

20.
Please clarify whether Paramount Biocapital has waived any claims against the trust in the event that the merger is not consummated.

        Paramount BioCapital has not specifically waived claims against the trust fund. However, such a waiver is not necessary as Paramount BioCapital is wholly-owned by Lindsay A. Rosenwald. Accordingly, if Paramount BioCapital were to assert a claim against the trust fund, Dr. Rosenwald would be liable to indemnify the trust for the amount paid out on that claim. Paramount has added disclosure to this effect on page 114 and has clarified on page 43 that amounts owed by Paramount to Paramount BioCapital will not be repaid if Paramount is required to liquidate.

21.
Please revise the first sentence under "The Transaction, The Stock Purchase Agreement," on page 10 to state up front the total amount of consideration, with the details of the components of the consideration provided in the subsequent paragraphs. Confirm that the total includes all target debt to be assumed by the company.

        Paramount has added a new subheading titled "Consideration" on page 13 to clarify the total amount and components of the consideration to be paid by Paramount in the Transaction.

22.
Please revise the summary to provide a brief description of the target's financial operations and history. For examples please quantify the target's revenues and net income for the past year, the approximate number of employees and its date of incorporation.

        Paramount has added two additional paragraphs on page 11 to provide a brief description of Chem Rx's operations and history.

23.
We note that the company will finance a substantial portion of the purchase price with debt financing from CIBC Inc. Please revise the disclosure here and throughout your document—particularly the risk factors, to disclose:

a.
The interest rate, and interest rate formula, for each debt facility;

        A description of the interest rates applicable to the borrowings under the credit facilities to be used to finance the transaction is included under the heading "Acquisition Financing" beginning on page 65. In response to the Staff's comment, Paramount has added a risk factor regarding interest rate risk on page 38.

  b.
  The amount of fees and expenses associated with the borrowings;

        Paramount expect to incur approximately $4 million of fees and expenses in connection with the debt financing, which Paramount discloses in the new section entitled "Transaction Expenses" beginning on page 67.

  c.
  The anticipated amount of borrowing required under each facility to finance the acquisition;

        Paramount had disclosed in the Proxy Statement as originally filed that it expects to draw approximately $127 million under the credit facility at the closing. In response to the Staff's comment, however, Paramount has expanded its disclosure on pages 14 and 65 to clarify the amounts expected to be drawn at the closing assuming both no conversions and the maximum number of conversions of Paramount's IPO shares.

  d.
  A comparison of the company's expected debt levels against its historical debt level;

        The anticipated level of indebtedness following the closing is substantially greater than Chem Rx's existing indebtedness. Paramount has expanded the risk factor on page 37 in response to the Staff's comment.

  e.
  The anticipated cash interest and principle payments on an annualized basis for the next several years;

  f.
  The amount of cash flows available to the company to make these payments based on your most recent statement of cash flows;

        In response to the Staff's comment 23(e) and (f) above, Paramount has revised the risk factor beginning "Our ability to pay interest and principal..." on page 37 to specify Chem Rx's cash flow from operations for the quarter ended March 31, 2007 and Paramount's expected annual interest and principal payments under its credit facility for 2007 and 2008.

  g.
  A discussion of the security used for the financing;

        The loans will be secured by a pledge of substantially all of Paramount's assets and the assets of Chem Rx and its subsidiaries. Paramount has clarified this fact in the risk factor on page 37 and has expanded its disclosure on pages 14 and 65 accordingly.

  h.
  A description of material debt covenants;

        In response to the Staff's comment, on pages 14, 15 and 66 of the Proxy Statement, Paramount has expanded the disclosure of the covenants expected to be contained in the definitive credit agreement for the credit facility.

  i.
  A discussion of material assurances and conditions required by CIBC Inc. as part of the financing;

        In response to the Staff's comment, Paramount has expanded the disclosure of the conditions contained in the CIBC commitment letter on page 67 of the Proxy Statement. Paramount has also revised the risk factor on page 36 to clarify that there is a risk associated with Paramount's potential inability to satisfy such conditions.

  j.
  An indication whether management believes it will be forced to refinance this borrowing prior to repayment and/or seek alternative forms of financing; and,

        Paramount intends to use the cash generated from Chem Rx's operations and cash obtained through the exercise of Paramount's warrants to repay the amounts borrowed under the credit facility. In response to the Staff's comment, Paramount has added a new risk factor ("If the outstanding warrants that we issued in our IPO are not exercised in full, we may be forced to refinance the debt financing") on page 38.

  k.
  Other material and relevant information, if any.

        Paramount believes that it has disclosed all material and relevant information concerning the CIBC debt commitment and the related financing.

24.
In an appropriate section please clarify why you are not purchasing 750 Park Place Realty Co., LLC and state how it is affiliated with the target.

        On page 159 of the Proxy Statement Paramount discloses that 750 Park Place Realty Co., LLC is owned by Jerry Silva, Steven Silva, Rosalie Silva and the heirs of Mark Baldinger. Rosalie Silva is Jerry Silva's wife and Mark Baldinger was a former stockholder of Chem Rx. The Sellers did not offer to include that entity as part of the Transaction and Paramount did not request that it be included. Accordingly, Paramount believes that no additional disclosure in the Proxy Statement is warranted.

25.
Please revise "Salerno Buyout" on page 12 and where appropriate to describe how this agreement relates to the proposed acquisition. For example, it is unclear if it is possible that, after consummation of the proposed transaction, the parties are not able to agree to the terms of the Salerno acquisition. Similarly, it is unclear what the consequences would be if the parties were not able to come to mutually agreeable terms for the Salerno acquisition. See comments regarding the New Jersey merger.

        When Chem Rx acquired Salerno's Pharmacy in early 2006, the seller, Benny Salerno, retained a minority interest in the business. In order to ensure that there were no minority interests in any of Chem Rx's subsidiaries going forward, Paramount requested that as a condition to the closing of the Transaction Chem Rx acquire Mr. Salerno's minority interest. An agreement in principle was reached in June, 2006, where Mr. Salerno would sell his interest to Chem Rx for $250,000. The parties are negotiating a definitive purchase agreement but it has not yet been executed. We anticipate that it will be executed soon, and in any event prior to the mailing of the definitive proxy statement. We have revised the disclosure throughout the Proxy Statement to clarify that the acquisition of Mr. Salerno's minority interest is a condition to closing the Transaction and expect to revise it further once the definitive agreement is signed.

26.
We note the reference to "at the time of the meeting" under "The Adjournment" on page 13. With a view to disclosure, tell us if the company may postpone the meeting and conduct further solicitations if it determines that the proposal is unlikely to be adopted.

        Section 2.10 of Paramount's by-laws provides that a meeting of stockholders may be adjourned for such periods as the presiding officer of the meeting or the stockholders present in person or by proxy and entitled to vote shall direct. Accordingly, Paramount believes that once the special meeting is called, it could only be adjourned after the meeting had been convened.

27.
Please revise the last sentence of the first paragraph on page 14 to quantify the relevant number of shares.

        Isaac Kier is the only Paramount Inside Stockholder who acquired shares of Paramount common stock at or following the IPO. Through a family investment vehicle, Mr. Kier purchased a total of 100,000 units in Paramount's IPO. Paramount has clarified this point on pages 5, 17, 43, 46 and 109.

Quorum and Vote of Paramount Stockholders, page 14

28.
Please advise regarding the controlling documentation that governs whether a failure to vote has the same effect as a vote against each proposal.

        Section 216 of the General Corporation Law of the State of Delaware provides that "[i]n all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders." Similarly, Section 2.6 of Paramount's bylaws provide that "any question (other than the election of directors) brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat." Accordingly, an abstention on any proposal would have the same effect as a vote against such proposals because the shares would be deemed to be present at the meeting but would not be a vote in favor of the proposal in question. Similarly, a stockholder who was present at the meeting in person and failed to vote would effectively be voting against the transaction. A stockholder who is not present at the meeting in person and fails to return his or her proxy card (or fails to instruct his or her broker on how to vote) would only have the effect of voting against the Transaction proposal and the charter amendment proposal because Paramount's certificate of incorporation requires the vote of a majority of the holders of the shares issued in our IPO and the majority of the outstanding shares outstanding, respectively, in order to approve such proposals.

29.
With respect to "Proxies," on page 15, advise us if the company may conduct solicitations or receive votes by other means, such as by telephone or the internet.

        Paramount does not currently anticipate that it will have the capability to allow its stockholders to vote by telephone or internet.

Selected Unaudited Pro Forma Condensed-Combined Financial Information of Paramount and Chem Rx, page 20

30.
Please revise to disclose the total current assets on page 20.

        Paramount's total current assets on a pro forma basis at March 31, 2007 are $81,983,000 (regardless of conversions). Paramount has revised the Selected Unaudited Pro Forma Condensed Combined Financial Information of Paramount and Chem Rx on page 23 accordingly.

Risk Factors, page 21

31.
Please consider adding a risk factor that addresses the level of control that Paramount insiders and Chem Rx shareholders will have going forward as a result of their equity ownership, the voting agreement and their positions with the company.

        In response to the Staff's comment, Paramount added a risk factor on page 35 to address the risk that the voting power of Paramount's executive officers, directors and other affiliates may limit Paramount's stockholders' ability to influence the outcome of director elections or other matters requiring stockholder approval.

32.
Please revise to avoid duplicating disclosure in the risk factors. For example, you discuss licensing requirements, and the risk of not complying with licensing requirements, on page 21. You also address the risks of costly government regulations and failure to comply with them on page 28.

        Paramount has combined the two risk factors referenced into a single risk factor on page 30. We do not believe that any of the remaining risk factors contain duplicative disclosure.

33.
Please revise risk factors to clearly explain how the risk could materially impact you. For example, the two risk factors on page 26 and the second risk factor on page 27 are difficult to understand.

        Paramount has revised various risk factors to clarify how the risk can materially impact Paramount.

34.
Please revise your internal controls risk factor on page 22 to quantify the approximate increase in costs that you anticipate incurring as a combined, public company. In addition, clarify the impact that these new costs will have on your profitability.

        With respect to the fiscal year ending December 31, 2007, Paramount expects to incur additional costs of at least $700,000 to $1,000,000 for compliance with Section 404 of the Sarbanes-Oxley Act. For subsequent years, Paramount expects the cost of compliance with Section 404 to decrease, except to the extent new accounting systems of acquired businesses or newly opened business locations require additional testing procedures and development of additional internal control measures. However, because these estimates are dependent upon a number of factors (including the results of initial 404 assessments, the results of which are uncertain), Paramount believes that the costs of Section 404 compliance could potentially be substantially higher than this range. Moreover, Paramount understands that some other companies have paid substantially more than $1,000,000 to comply with Section 404 during the first year of being subject to the 404 rules. Because of these factors, Paramount believes that disclosure of an estimated cost of Section 404 compliance would not be helpful to stockholders in deciding on whether to vote in favor of the Transaction and could be potentially misleading. Paramount has modified the disclosure in the risk factor on page 25 to better clarify the nature of this risk.

35.
In all appropriate sections, including Certain Relationships and Related Party Transactions, please include updated disclosure of the terms of the lease agreement with 750 Park Place Realty Co., LLC. In addition, please include a statement indicating whether management believes the rates to be paid by the company represent market rates. Finally, please disclose the actual mortgage and tax payments payable on this property on a monthly basis and clarify the profits accruing—indirectly—to the Silvas.

        The terms of the amended lease that Paramount expects Chem Rx to enter into with 750 Park Place Realty Co., LLC have not yet been agreed between the parties. The existing lease runs through 2020 and provides for annual base rent of $1,500,000 through 2009 (escalating by $300,000 in each of 2010, 2013, 2016 and 2019). Paramount believes that these rental amounts represent market rates for a facility of this type located in Long Beach, New York. Paramount does not anticipate that the amendment to the lease will change either term or the underlying economic provisions of the existing lease. It is Paramount's understanding that Jerry Silva, Rosalie Silva and Steven Silva currently earn annual profits of approximately $506,000, $72,000 and $506,000, respectively, from their ownership interests in 750 Park Place Realty Co., LLC. These amounts are net of annual mortgage payments of approximately $353,000. Under the lease, Chem Rx, as tenant, is obligated to pay the real estate taxes relating to the premises. Paramount has revised the risk factor on page 26 and the first paragraph under "Chem Rx Related Party Transactions" beginning on page 158 to clarify these points.

36.
Please revise the last risk factor on page 23 to indicate that shareholders will not have the opportunity to evaluate the terms of the lease between the related parties. Also, disclose the approximate amount of the expected annual lease payments.

        Paramount has revised the risk factor on page 26 to clarify that its shareholders will not have the opportunity to evaluate the terms of the lease prior to voting on the Transaction. As stated in the response to comment 35, Paramount does not expect that the amendment to the lease will modify either the term or the economic provision of the existing lease.

37.
Please revise your risk factor "Unionization of employees at Chem Rx's facilities. .. to:
a.
Disclose the percentage of the company's employees represented by unions;

b.
Provide more expansive disclosure of the risks to the company, including, but not limited to, the need to comply with Labor Department regulations, any collective bargaining agreement provisions, etc.; and,

c.
Discuss any past work stoppages or other material risks associated with employee relations generally.

        Since the initial filing of the Proxy Statement, Chem Rx successfully concluded its negotiations with one of the two unions that were selected by groups of Chem Rx employees. This union, Local 348-S of the United Food and Commercial Workers Union, signed two agreements with Chem Rx for the representation of an aggregate of approximately 386 pharmacists and operations employees. Chem Rx has advised Paramount that it believes that neither compliance with these agreements, nor compliance with applicable laws and regulations administered by the U.S. Department of Labor, will have a material adverse effect on its business. Chem Rx has advised Paramount that it is continuing negotiations with one union for the possible representation of approximately 65 drivers. Because the size of the workforce to be represented by this union is substantially smaller than the size of the workforce represented by Local 348-S, Paramount believes that the magnitude of the risk in this regard is now smaller. Paramount has revised the referenced risk factor, which now appears on page 27, accordingly.

38.
In addition, in an appropriate section, please revise your disclosure to update the status of the collective bargaining agreement negotiations.

        Paramount has revised the disclosure under the heading "Employees" on page 129 to update the status of Chem Rx's collective bargaining agreement negotiations.

39.
Please revise your page 24 risk factor concerning Medicare and Medicaid regulations to provide additional information about your degree of reliance on these programs. For example, what percentages of your revenues are attributable to Medicare and Medicaid and how would an inability to participate in these programs impact your business?

        During 2006, over 70% of Chem Rx's revenues resulted from reimbursements from Medicare and Medicaid programs. The fact that these programs are the source of a substantial majority of Chem Rx's revenue is disclosed in various places throughout the Proxy Statement (see, for example, the second paragraph of the risk factor on page 28 and the section entitled "Business of Chem Rx—Institutional Pharmacy Services—Payer Mix" on page 118). In response to the Staff's comment, however, Paramount has revised the risk factor on page 31 to clarify the degree of Chem Rx's reliance on these programs.

40.
To put the risk in context, please revise the last risk factor on page 25 to quantify the approximate amount of your revenues associated with rebates.

        Chem Rx's received manufacturer rebates totaling $3.7 million during 2004, $3.7 million during 2005, $2.8 million during 2006 and approximately $1.8 million during the first six months of 2007. Paramount has revised the referenced risk factor on page 29 accordingly.

41.
Please revise your page 31 risk factor "Our current directors and executive officers..." to disclose the actual value of their security holdings which may become worthless in the event that you fail to consummate a transaction.

        Paramount's current directors and executive officers own an aggregate of 2,125,000 shares of Paramount's common stock and a total of 1,993,000 Paramount warrants that will become worthless if a transaction is not consummated. Those securities had an aggregate market value of $11,815,000 and $1,494,750, respectively, based on the closing price for such securities on August 10, 2007. Paramount has revised the referenced risk factor on page 34 accordingly, although we expect to calculate the aggregate value of these securities using the closing price on the record date.

42.
Please revise your page 31 risk factor "We will issue shares. .." to disclose the total number of shares currently outstanding as well as the number of shares which are freely tradable.

        Paramount has 11,900,000 shares of its common stock issued and outstanding. The 2,125,000 shares of Paramount's common stock that were issued prior to Paramount's IPO are being held in escrow and may not (subject to limited exceptions) be sold by our founding stockholders. Paramount has updated the referenced risk factor on page 35 accordingly.

43.
Please add a risk factor addressing the company's relative cost disadvantages relative to other competitors as mentioned on page 53.

        Purchasing cost information is guarded by industry competitors, and therefore Chem Rx's cost structure relative to its competitors is uncertain. However, based on an informal analysis, Paramount believes that the largest industry competitor, Omnicare, may be able to purchase some pharmaceutical products at lower prices than Chem Rx, perhaps by as much as 1.5% to 2.0%. It is noted, however, that Omnicare's size advantage may be offset to some degree by Chem Rx's participation in a group purchasing organization, through which a consortium of independent competitors servicing over 700,000 beds makes pharmaceutical purchases. Because of the relatively small cost advantage indicated by Paramount's analysis, the uncertainty of the existence of this advantage due to the proprietary nature of industry cost information, and the strength of Chem Rx's group purchasing organization, Paramount believes that presenting a separate risk factor devoted to this possible cost disadvantage may mislead investors as to the certainty and magnitude of this risk. Instead, Paramount has added a new sentence to the first risk factor on page 24 highlighting Chem Rx's possible cost disadvantage relative to its larger competitors and has changed "relative cost disadvantage" on pages 61 and 62 to "possible cost disadvantage."

44.
Please revise your page 32 risk factor "Our existing cash..." to disclose the total amount of borrowings you will need in the event that your conversions are 19.99%.

        Paramount anticipates that if the maximum number of stockholders elect to exercise their IPO conversion rights, Paramount's total borrowings at the closing will be approximately $138 million. Paramount has revised its disclosure throughout the proxy statement to refer to this amount each time a reference is made to the total amount expected to be drawn under the credit facilities at closing. Paramount has also revised the referenced risk factor on page 36 accordingly.

Special Meeting of Paramount Stockholders, page 37

45.
Please revise your "Interest of Paramount Directors and Officers in the Transaction" discussion to address any role that your officers and directors will play in the combined entity. Clarify if they will receive any compensation for such role.

        J. Jay Lobell, Paramount's chief executive officer and a member of Paramount's board of directors will continue to serve on Paramount's board of directors following the closing of the Transaction. In his capacity as a director of Paramount following the closing of the Transaction, Mr. Lobell will receive any cash fees, stock options or stock awards that the Paramount board of directors determines to pay to its non-executive directors. No arrangement is currently in place providing for such compensation. Although Paramount does not anticipate that compensation paid to Mr. Lobell in his capacity as a member of the board of directors of Paramount following the closing will be material to him, on page 43 of the Proxy Statement Paramount has disclosed the possibility that he may receive such compensation.

46.
Please revise the second bullet point on page 38 to disclose the quantifiable liabilities that vendors and other entities could claim against the trust as of the most recent practicable date, notwithstanding their waivers.

        Paramount has revised the fifth bullet point on page 42 to include a calculation of Paramount's total liabilities as well as a calculation of liabilities that are owed to parties who have not waived claims against the trust fund. These liabilities have been calculated as of March 31, 2007, although prior to mailing the proxy statement to its stockholders, Paramount intends to update all such figures as of June 30, 2007.

Fairness Opinion, page 41

47.
Please clarify whether Capitalink has been paid any of the fees owed to it, disclose the dates on which they were paid, and clarify whether Capitalink waived its right to seek reimbursement against the trust. Also, please disclose the value of any engagement fees paid in connection with your abandoned acquisition and Ladenburg's SFAS 141 engagement on page 57.

        Capitalink has been paid a total of $90,000 in connection with the Chem Rx transaction (and $45,000 in connection with the terminated transaction with BioValve) and is currently owed $35,000. Paramount has paid Ladenburg a total $20,000 and Paramount will owe Ladenburg an additional $20,000 when Ladenburg advises Paramount that it is prepared to deliver a draft of its valuation report. Both entities have agreed to waive any claims against the trust. Paramount has clarified its disclosure on pages 46 and 64 accordingly.

48.
We note the statement on pages 42, 50 and elsewhere that the fairness opinion is addressed to the board of directors. This limitation appears to limit reliance by investors on the opinion. We view the limitation as inappropriate in light of your related disclosure. Please either delete the limitation or disclose the basis for the advisor's belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. We may have further comment.

        In response to the Staff's comment Paramount has removed the sentence "Capitalink's opinion is addressed to our board of directors for its use in connection with its determination to approve the Stock Purchase Agreement and to recommend the Transaction to the Paramount stockholders for approval" from the last paragraph on page 47 and deleted the reference to the Capitalink opinion being "for the use and benefit of our board of directors" on page 57.

The Transaction Proposal, page 43

49.
Please clarify the meaning of your statement that "[t]he cash portion of the purchase price is also subject to adjustment based on Paramount's net worth. .."

        The cash portion of the purchase price that Paramount is required to pay to the Sellers under the Stock Purchase Agreement is subject to a customary post-closing adjustment based on the amount by which Chem Rx's net worth as of the closing date is greater or less than an established target net worth. Paramount has revised its disclosure on page 48 to clarify this point.

50.
Please revise to explain the principal reasons for the decision to terminate the agreement with BioValve.

        Paramount and BioValve executed a Contribution Agreement in August 2006 pursuant to which Paramount would have acquired a majority interest in Valeritas LLC, BioValve's medical technology subsidiary. The Contribution Agreement contained a termination provision that would have caused the agreement to terminate if the transaction had not closed by January 31, 2007. In early January, Paramount and BioValve had determined that it was not be possible to consummate the transaction by such date. As a result, Paramount and BioValve determined that it was in each of their respective best interests to terminate the Contribution Agreement. Paramount has revised the disclosure on page 49 accordingly.

51.
Please revise to briefly describe the transactions underlying the "three non-binding term sheets" and clarify why the board pursued this proposal.

        One of the term sheets was with Chem Rx. Of the remaining two, one was with a producer of recently FDA-cleared medical devices and the second was with a biotechnology company. Paramount ultimately decided to pursue a transaction with Chem Rx over the other two acquisition candidates because:

  •
  the value proposition as it was laid out in the Chem Rx term sheet was more compelling than was negotiated in the competing transactions;

  •
  the Chem Rx transaction provided for a better use of funds held in the trust account and the proceeds of the eventual warrant exercises (to either pay down debt or expand through acquisitions); and

  •
  Chem Rx had a history of sustained growth and profitability and the other acquisition candidates did not.

        Paramount has revised its disclosure on page 49 accordingly.

52.
Please disclose the names of the three financial services firms referred to as "the intermediaries" on page 44. In addition, please clarify whether these intermediaries were or will be paid any transaction based compensation either by you, your affiliates, or the target. In this regard please expand on your page 45 reference to the fee and release agreement with the intermediaries to disclose the actual terms of such agreement. Please clarify whether these intermediaries will play any role—passive or active—in the business going forward.

        We have revised the disclosure on page 49 to identify 25 Highland Partners LLC and Alinian Capital Group LLC as the Intermediaries. Under the terms of the Fee and Release Agreement, Paramount will pay the Intermediaries a finders' fee of $6,500,000 upon consummation of the Transaction. This fee is the only material term of the Fee and Release Agreement. The Intermediaries will not play a role in Paramount or Chem Rx going forward. Paramount has revised the disclosure on page 50 accordingly.

53.
Your disclosure indicates that the intermediaries had already executed a letter of intent with Chem Rx. Please indicate when this letter was signed, and disclose why the intermediaries did not consummate their deal.

        The letter of intent between Chem Rx and the Intermediaries was signed on January 31, 2007. Paramount was informed by the Intermediaries that the funds necessary to finance the transaction on the terms set forth in the January 31, 2007 letter of intent had failed to materialize. In addition, Paramount was informed that Chem Rx's management and the Intermediaries were unable to reach agreement on the ongoing operational control of the company. Paramount has revised its disclosure on page 50 accordingly.

54.
Please disclose the terms of the letter of intent between the intermediaries and Chem Rx. In addition, please disclose whether Capitalink used this letter in its fairness opinion analysis—if not, explain why.

        Paramount is obligated to keep the terms of the letter of intent between the Intermediaries and Chem Rx confidential. Accordingly, the terms of the letter of intent were not provided to, and therefore not contemplated by, Capitalink in its the fairness opinion analysis. Paramount did not believe that the letter of intent reflected a legitimate market-clearing offer, which is supported by the fact that the Intermediaries were unable to raise the capital required to consummate the transaction on the terms set out in the letter. Accordingly, Paramount believes that disclosure of the terms of the letter of intent would not be useful to Paramount's stockholders in evaluating the Transaction.

55.
Please disclose whether any member of your management or board had any prior contacts or relationships with Chem Rx, or its shareholders.

        Paramount has added a sentence at the end of the second paragraph on page 50 to clarify that prior to the introduction of Paramount to Chem Rx by the Intermediaries, no member of Paramount's management or board of directors had any prior contacts or relationships with Chem Rx or its stockholders.

56.
Your disclosure here and on page 97 indicates that you signed a letter of intent with Chem Rx on April 24, 2007, three days prior to your 18 month termination date. Please revise to disclose up front that the letter was signed within three days of the termination date, and clarify the impact that the pending termination date exerted on your negotiations and negotiating position.

        Paramount has added a new paragraph on page 51 to discuss the impact that the April 27, 2007 termination date had on Paramount's negotiations with Chem Rx.

Recommendation of the Board of Directors and Reasons for the Transaction, page 46

57.
Please provide a more detailed discussion of the due diligence and financial analyses performed by the board. For example, but without limit, what "valuation analysis" did they perform and what were the results of such inquiry?

        Paramount has added an expanded discussion on page 52 of the due diligence and analyses preformed by its board of directors.

58.
We note that you have included biographies of your management in connection with the statement that your team is sufficiently experienced to conduct due diligence on a deal of this nature. For each company listed in these biographies, please state whether the named company is a development stage company and clarify whether they currently have revenues from operations.

        Many of the companies Paramount's directors have experience with are development stage pharmaceutical companies. However, certain members of the board have experience running operating businesses that generate revenue, including a brokerage firm and a textile production firm, and have experience at the board-level with other such revenue-generating companies. Paramount has revised its disclosure on page 53 to clarify the nature of the experience of the members of its board of directors but has not endeavored to identify each company listed in the biographies that is a development stage company.

59.
Please elaborate on why the board believed that Chem Rx has the potential to experience rapid growth and a strong competitive position.

        Paramount believes that Chem Rx has demonstrated its ability to replicate its operating model from its New York facility into its New Jersey facility and grow the number of "beds" that it serves organically at a rate well above industry norms. In addition, Chem Rx possesses superior customer relationships, technology offerings, brand, and customer service that well positions it to retain and grow its business. Paramount has revised the first and seventh bullet points on page 55 accordingly.

Fairness Opinion, page 50

60.
Please revise to indicate whether the fairness opinion and analysis include the New Jersey merger.

        Capitalink's analysis included Chem Rx New Jersey. Paramount has indicated such on page 57.

61.
As disclosed on page 53 there appears to be a sizable value range associated with the consideration being paid. There also appears to be a sizable range associated with the target's valuation. Please revise to discuss the degree of overlap (and non-overlap) between these ranges, as well as the impact that the size of these ranges has on the analyses and conclusions made.

        Paramount has revised its disclosure on page 60 to clarify that the maximum indicated value of the consideration being paid was within the indicated equity value of Chem Rx.

62.
We note that your discounted cash flow analysis assumes a 12.2% revenue growth rate. Please disclose the company's historical growth rate and provide additional disclosure concerning the growth in Chem Rx's existing customer base. For example, but without limit, what underlying assumptions were used to come up with a 12.2% growth rate?

        Chem Rx views its revenue growth as being derived principally from three sources: general prescription drug price inflation, increases in patient utilization of prescription medications, and increases in beds served. From 2001 to 2006, the company increased its total revenue from $115.8 million in 2001 to $261.6 million in 2006, a 17.7% compound annual growth rate. During that same period, the company grew its total beds served from 38,607 in 2001 to 52,937 in 2006, an 8.6% compound annual growth rate. Chem Rx's management estimates that drug price inflation and increased patient utilization added approximately 5% to 10% of growth in revenue per bed serviced during this period. The compound annual revenue growth forecast of 12.2% considered the approximate 5,000 new beds added in the New Jersey facility since January 1, 2007, Chem Rx's ability to add new customers in both its existing markets and in new geographies, and increases for drug price inflation and patient utilization of approximately 2% to 4% per year. Paramount has revised the disclosure on page 60 accordingly.

63.
In an appropriate section, please discuss the cost improvement initiatives referenced on page 53.

        The disclosure in the fourth paragraph under the heading "Discounted Cash Flow Analysis" on page 60 has been expanded to clarify that Chem Rx's cost improvement initiatives involve introduction of technology, including electronic ordering and enhanced IT systems for logistics and inventory management, to further leverage the existing workforce as revenues grow. This should allow the growth in revenue to outpace the relative growth in operating expenses. Chem Rx will further leverage its infrastructure, by consolidating certain corporate functions in its New York headquarters, thereby eliminating cost from other existing and planned pharmacy locations.

64.
Please provide a more detailed discussion of how the comparable companies were selected for both the comparable company analysis and comparable transaction analysis. In particular, but without limit, revise to discuss the specific selection criteria used, as well as whether companies which would have fallen within such criteria were excluded from your analyses. If so, please explain the basis for their exclusion.

        In its comparable company analysis and comparable transaction analysis, Capitalink considered Omnicare, which at the time was the only public-traded institutional pharmacy, and publicly traded wholesale pharmaceutical distributors primarily operating in the United States. Paramount has added a new sentence at the end of the first paragraph under the heading "Comparable Company Analysis" on page 61 to clarify the selection criteria used by Capitalink. No comparable companies meeting this criteria were excluded from Capitalink's analysis.

65.
Please provide more discussion concerning the comparable company analysis. For example, is the analysis limited in any way by the sample size used and/or the size disparity between firms? If the other companies were public, were any adjustments made to account for their greater liquidity, public company operating costs, product mix, etc.?

        The sample size includes six comparable companies and therefore the analysis is not limited. As noted on page 61, in selecting the multiples for Chem Rx, Capitalink considered the size disparity, differences in both historical and projected profitability and growth, market position and corresponding cost advantage/disadvantage, working capital levels and leverage. Chem Rx's management has advised Paramount and Capitalink that although Chem Rx's projections do not explicitly include public company costs, the projections have sufficient room to improve operating costs so that public company costs can be covered. As such, no discount was taken by Capitalink to reflect public company costs.

66.
As Omnicare appears to be the most comparable company, please advise us if the (11.3)% EBITDA growth appears to be an anomaly specific to 2007. In this regard, we note a discrepancy between this disclosure and your tabular presentation. Please advise or revise.

        The negative EBITDA growth for Omnicare is an anomaly, but is not unexpected. According to its public filings and various research reports, Omnicare has experienced increased utilization in certain high-volume generic drugs resulting in significant price reductions before inventory levels reflect lower drug acquisition costs. In addition, Omnicare has struggled with customer retention and has been experiencing bed loss. We do not believe that there is a discrepancy between the disclosure of Omnicare's (11.3)% EBITDA growth rate and the tabular presentation at the top of page 62.

67.
Please provide more detailed disclosure concerning the comparability of the transactions used in the comparable transaction analysis. For example, please revise to disclose the approximate deal size, the target company's revenues, etc.

        In response to the Staff's comment, Paramount has revised the tabular disclosure of the comparable transactions on page 63.

68.
Please clarify that, unlike the institutional pharmacy transactions you are compared to, your business combination will not present an opportunity to leverage increased economies of scale and/or other cost synergies that often affect a board's analysis and recommendation in mergers of operating companies.

        It is difficult, if not impossible, to quantify the impact of economies of scale and cost synergies included in the acquisition multiples. However, Omnicare's LTM revenue multiple (1.16x) is higher than the mean LTM revenue multiple for the institutional pharmacy transactions (0.93x) and that would lead us to believe that acquirors did not ascribe significant value to cost synergies. Accordingly, we believe additional disclosure is not warranted.

Acquisition Financing, page 57

69.
On page 58 you indicate that your summary discussion of the CIBC commitment letter is qualified by reference to the text of that letter. Please clarify that you have summarized all of the material terms of the letter.

        Paramount has revised the penultimate paragraph under the section "Acquisition Financing" on page 67 to clarify that Paramount has summarized all of the material terms of CIBC's commitment letter.

70.
We note your reference on page 58 to investor presentations and CIBC's participation in those presentations. Please provide us with additional information about these presentations, including, but not limited to:

a.
The nature of these presentations;

b.
A list of dates and attendees;

c.
A statement indicating whether the company plans to replace a portion of its anticipated borrowing with an equity based issuance; and

d.
Copies of any materials used or distributed, to the extent that they have not already been provided.

        Following the filing of the Proxy Statement on June 18, 2007, Paramount and Chem Rx conducted a number of "road show" meetings with various institutional investors. The purpose of these meetings was strictly to raise investor awareness of Chem Rx and the nature of the transaction with Paramount. In some cases, these investor meetings were facilitated by CIBC World Markets Corp., and in other cases they were arranged by Paramount or through other financial institutions. In some cases these meetings were conducted at Chem Rx or Paramount, and in others at the offices of the particular investors.

        In response to the Staff's comment, Paramount wishes to advise the Staff that it has no plans to replace a portion of its anticipated borrowings with an equity based issuance. Furthermore, neither Paramount nor Chem Rx has solicited additional equity financing through the investor presentations.

        The materials used or distributed in the investor presentations were originally filed by Paramount with the Commission on a Form 8-K filed June 4, 2007 and amended on July 2, 2007. No other materials were used or distributed in the investor presentations.

The Stock Purchase Agreement, page 61

71.
Your discussion of the initial earnouts on page 63 is difficult to understand. While some of this difficultly is inherent in the use of defined terms, we believe that the discussion should be clearer to investors. In this respect an example might clarify how the calculation works. Finally, a discussion of what the earnouts are trying to accomplish -i.e., why they are being used, might help explain how they operate.

        Paramount has revised the discussion of the initial earnouts on page 73 in an effort to make it easier to understand.

72.
Please clarify whether the $11 million payment to Mr. Silva referenced on page 76 will be allocated to him from the $133 million cash payment to be paid by Paramount.

        Paramount has revised its discussion of the Steven Silva Payment Agreement on page 87 to clarify that the $11 million payment to Mr. Silva will be allocated from the cash portion of the purchase price that will be paid to the Sellers at the closing.

73.
Please clarify whether the New Jersey merger is conditioned upon the approval of the transaction.

        The New Jersey merger is conditioned upon the satisfaction or waiver of each of the conditions to the closing under the Stock Purchase Agreement, including the condition that Paramount's stockholders approve the transaction. Paramount has clarified this point on page 87.

74.
Page 78 contains a paragraph referring to Mr. Silva that begins "[t]o terminate Mr. Silva's employment..." Please clarify which Mr. Silva this refers to. Also, please clarify the extent to which board decisions regarding a board member will exclude other affiliated board members.

        In response to the Staff's comment, Paramount has revised all references to "Mr. Silva" in the "Employment Agreements" section of the Proxy Statement to indicate whether Paramount is referring to Jerry Silva or Steven Silva.

        Steven Silva's employment agreement with Paramount prohibits either Steven Silva or Jerry Silva from participating in a determination to terminate Steven Silva without cause. This provision of Steven Silva's employment contract is described on pages 88-89 of the Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 79

75.
Disclose your basis for the valuation of Tradename, Customer Relationships/Contracts and Noncompete Agreements.

        Although subject to a final determination upon the closing of the Transaction, the preliminary fair value of the intangible assets identified were determined using generally accepted valuation methodologies. Chem Rx's trade name was valued using a form of the Income Approach known as the Relief from Royalties method. The Customer Relationships/Contracts were valued using a form of the Income Approach known as the Excess Earnings Method and the Non-Compete Agreements were valued by comparing the preliminary enterprise valuation of Chem Rx to second preliminary enterprise valuation of Chem Rx which assumed the Non-Compete Agreements were not in place. Paramount has revised its disclosure on pages 91-92 accordingly.

76.
Explain your rationale for amortizing Customer Relationships/Contracts for Chem Rx over ten years. Include historical experience, as appropriate.

        The 10 year amortization period was determined based on a preliminary analysis of Chem Rx's low customer attrition rate (as determined by number of beds supplied). Upon closing of the Transaction, additional analysis will be performed to determine the final fair value of purchased assets and their remaining useful lives.

Notes to Pro Forma Condensed Combined Financial Statements, page 84

77.
Please provide additional disclosure at Notes 1, 10 and 15 to further describe the calculation of the "blended interest rate of 9.1%" on Paramount's expected $127M bank loan.

        The blended interest rate of 9.1% is based on the following assumed bank loan components: (1) 8.25% rate on $90 million borrowed under the first lien term loan facility, (2) 11.75% rate on $32 million borrowed under the second lien term loan facility and (3) an 8.25% rate on $5 million borrowed under the revolving credit facility. Paramount has revised Notes 1, 10 and 15 accordingly.

78.
Please explain your basis for pro forma adjustment 20. It is generally not appropriate to eliminate infrequent or nonrecurring items included in the underlying historical financial statements. Describe to us the nature of the insurance proceeds received during fiscal 2006, and explain how these proceeds meet the "directly attributable" and "continuing impact" criteria of Article 11 of Regulation S-X.

        Paramount has excluded from its pro forma financial statements the $10 million of income from the insurance proceeds of a key man insurance policy because such insurance policy (on a former shareholder of Chem Rx) would not have been assumed by Paramount in the event that the Transaction was consummated on January 1, 2006. Paramount believes that the entry to remove this income is directly attributable to the Transaction because such former shareholder would have sold his equity to Paramount as part of the Transaction on January 1, 2006 (which date is prior to such former shareholder's death).

79.
Please provide additional disclosure at Notes 22 and 24 to further describe the calculation of the blended rate of 11.4% on the additional loan drawdown of $10,988 in connection with the maximum conversion of 19.99% of outstanding shares.

        The blended rate of 11.4% is based on the following assumed bank loan components: (1) 11.75% rate on an additional $10 million borrowed under the second lien term loan facility and (2) an 8.25% rate on an additional $982,000 borrowed under the revolving credit facility. Paramount has revised notes 22 and 24 accordingly.

Other Information Related to Paramount, page 96

Plan of Operations, page 99

80.
Please provide a more detailed breakdown of the $201,161 in due diligence expenses for the three months ended March 31, 2006.

        The $201,161 of due diligence expenses for the three months ended March 31, 2006 consisted of $84,797 of travel expenses to visit potential target companies, $37,382 of subscription expense pertaining to certain research databases used to evaluate the market opportunities of potential target companies, and $78,982 of consulting expense in connection with scientific due diligence on potential target companies. In response to the Staff's comment, Paramount deleted the reference to the aggregate due diligence expense of $201,161 and replaced it on page 112 with this more detailed break-down of expenses.

81.
Please include a statement indicating whether any fees have been paid to any affiliate of your officers and directors and/or any affiliate of Paramount BioCapital Asset Management, Inc. If so, please disclose the amount of fees paid and the nature of the services rendered.

        Page 158 of the Proxy Statement Paramount states that "[o]ther than reimbursable out-of-pocket expenses payable to our officers and directors, no compensation or fees of any kind, including finders and consulting fees, will be paid to any of our Founders or to any of their respective affiliates prior to, or for any services they render in order to effectuate, the consummation of the Transaction or another similar business combination." Paramount has repeated this statement in the Plan of Operations section on page 115 of the Proxy Statement.

82.
Please include a discussion of your financial results for each period covered by your financial statements. Currently it appears that you address only the quarter ended March 31, 2007 compared to the prior quarter.

        Paramount has added on page 113 a discussion of Paramount's financial results for the period ended December 31, 2005 and year ended December 31, 2006.

83.
Please revise your disclosure to reconcile your actual expenses to date against your budgeted expenditures per your Form S-1.

        Paramount has added a table on page 115 comparing Paramount's actual expenses estimated as of March 31, 2007 against its budgeted expenditures per Paramount's Form S-1. We contemplate that the actual expense figures will be updated as of June 30, 2007 when those amounts are determined. Paramount has also added two paragraphs immediately following the added table briefly explaining why actual expenses exceeded the estimates contained in Paramount's Form S-1.

Business of Chem Rx, page 101

84.
We note your disclosure on page 102 that orders may be faxed into your system or entered directly into your system by physicians from the facility. Please revise to provide additional disclosure about your ordering system here and on page 103 to elaborate on patient data privacy and any additional steps the company uses to monitor the risk of error.

        Paramount has revised the disclosure on pages 117 and 118 to expand its discussion of Chem Rx's efforts to secure patient privacy data and reduce risk of errors in the order fulfillment process.

85.
Please revise to disclose whether your software and other technologies are internally developed or contain components licensed from other vendors.

        Chem Rx's software systems are both in-licensed and internally developed. Paramount has revised the disclosure on page 119 accordingly.

86.
Your existing disclosure suggests that Chem Rx distributes drugs from a centralized location within a certain radius. Please revise to discuss the extent to which continued growth requires the addition of new facilities. In this regard your page 104 statement that you have capacity to accommodate future growth should provide additional information, such as how much excess capacity you currently have.

        Paramount has revised the disclosure on page 120 to elaborate on Chem Rx's capacity to accommodate future growth.

87.
In an appropriate section, please revise to expand on and update your expansion plans in South Florida. In this regard a discussion of the costs incurred and budgeted, as well as progress signing on customers, adding staff, etc., is warranted.

        Paramount has revised the disclosure on page 121 to update its disclosure regarding its expansion plans in south Florida.

88.
On page 106 you disclose that two of your competitors plan to spin off businesses into a new publicly held company. Please advise us throughout the process of whether this has occurred. In this regard a discussion of the relative valuations of this firm, compared to yours, may be warranted.

        The PharMerica Corporation transaction closed on July 31, 2007 and shares of PharMerica stock began trading on August 1, 2007. Because the PharMerica transaction occurred after Paramount's board of directors approved the Transaction, it was not considered in the board's evaluation of the Transaction. However, Paramount wishes to advise the Staff that while Chem Rx is smaller, it appears to have higher current profitability and a higher growth rate than PharMerica. For example, the 2007 projected EBITDA margin is 3.5% for PharMerica and 8.9% for Chem Rx, and 2007 projected EBITDA growth is (4.3%) for PharMerica and 15.1% for Chem Rx. In assessing the value of Chem Rx, Capitalink assigned to Chem Rx a higher revenue multiple but a lower EBITDA multiple than the applicable market multiples for PharMerica. Paramount believes that the multiples used by Capitalink are reasonable based on the financial comparison of the two companies. Paramount also notes that changes in the relative performance of Chem Rx and PharMerica prior to the date of the Paramount stockholders meeting could significantly change the relationship between the financial parameters of Chem Rx and PharMerica. Accordingly, Paramount believes that presentation in the Proxy Statement of specific details of the comparisons presented above is not desirable.

89.
In reviewing the company's discussion under this section, it was not entirely clear how the company derives its revenue. For example, we note repeated references to your services; however, it appears as if your business model rests on your ability to resell drugs purchased from wholesalers. Please revise to clarify your various revenue streams in a separately captioned section. Revise the summary section consistent with this comment.

        Paramount has revised the description of Chem Rx's business on page 117 to clarify Chem Rx's revenue sources.

90.
Please revise to briefly discuss any credit arrangements you have with your suppliers.

        Chem Rx typically purchases its products from its suppliers on 30 day credit terms. Paramount has revised its disclosure on page 119 to clarify this point.

Chem Rx's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 114

91.
Please revise your "Business and Organizational Structure" section to address problems associated with comparing your financial results to other companies whose operations and costs may be significantly different than yours.

        Based on a discussion of this comment between a representative of Chem Rx and Jay Williamson of the Staff, Paramount has revised its "Business and Organizational Structure" section to clarify that the acquisition of the minority interests in the New Jersey and Pennsylvania subsidiaries will not have a material affect on the comparability of the financial statements in future periods.

92.
We note that you have provided a brief overview of several items which have impacted Chem Rx's financial results for the relevant periods. However, it is not entirely clear to the reader how management evaluates the business and its financial results. Accordingly, we ask you to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

  In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results. For example, we note that Chem Rx/New Jersey was formed in August 2006—what impact did this have on the number of beds serviced in 2006 compared to 2005? Please revise for all periods.

        Paramount has added three paragraphs under the "Business and Organizational Structure" subheading on pages 131 and 132. to elaborate on the events, trends and uncertainties that Chem Rx's management views as most critical to Chem Rx. In addition, Paramount has added additional disclosure under "Results of Operations" on pages 133 through 136 to provide additional detail on the business events that impacted Chem Rx's financial results for the periods covered.

93.
We do not understand your disclosure under "Other income" on page 116. It appears that you are reflecting receipt of a $10 million key man insurance payment even though the funds were paid to the stockholder's estate and not the company. Please advise or revise. In so doing, please reconcile your disclosure here to page 117 which implies that payment was made to the Chem Rx. In addition, please discuss the impact that the loss of this stockholder has had on your business in 2007, if any.

        Chem Rx has advised Paramount that the $10.0 million life insurance payment was used to pay part of the $18.0 million price paid to the estate in Chem Rx's redemption of the deceased stockholder's shares. Accordingly, the $10.0 million payment was made for the benefit of Chem Rx and was therefore included as Chem Rx income for the applicable period. Chem Rx paid the remaining $8.0 million directly to the estate of the deceased stockholder. Chem Rx has advised Paramount that it does not believe that the loss of this stockholder has had a material adverse effect on the financial condition or results of operations of Chem Rx. Paramount has revised its disclosure on pages 134 and 136 accordingly.

94.
When the change in a line item is attributed to more than one cause, (for example sales) quantify the amount of change attributed to each cause. Also, explain why the provision for doubtful accounts changed significantly from year to year.

        Paramount has added additional disclosure under "Results of Operations" pages 133 to 136.

Liquidity and Capital Resources, page 117

95.
Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements. For example, what specific items drove the increase in capital expenditures for 2006, will this trend continue, etc.

        Paramount has replaced the "Liquidity and Capital Resources" section in its entirety, which now begins on page 136. Paramount believes that the revised disclosure provides an enhanced analysis and explanation of the sources and uses of cash and material changes in Chem Rx's financial statements

96.
Your discussion of cash flow provided by operating activities merely recites amounts which appear on the statement of cash flows. Disclose the underlying cause of each change. For example, explain why changes in inventory significantly affected cash provided by operations in 2006 as compared to 2005.

        Paramount has revised the discussion of Chem Rx's cash flows beginning on page 136 to more fully disclose the cause for the changes described.

97.
Your disclosure indicates that Chem Rx distributed $4 million to its shareholders in the quarter-ended March 2007. Please revise to disclose the date of the distribution, the circumstances and rationale for issuing it, and how it related to the subsequent signing of the letter of intent. Clarify whether it was a planned or regular distribution as opposed to a special distribution.

        The third full paragraph on page 138 discloses that the March 2007 distribution was made to fund the tax liabilities of Chem Rx's stockholders arising from Chem Rx's organizational structure. Paramount has been advised by Chem Rx that such distribution was consistent with historical distributions Chem Rx made to its stockholders and was not made in contemplation of the transaction with Paramount.

98.
We note that as of March 31, 2007 Chem Rx had approximately $57 million in accounts receivable and that this represented the company's most substantial balance sheet asset. Please revise to include a discussion of the company's collection and write-off history and credit policies.

        Paramount has significantly expanded its discussion of Chem Rx's accounts receivable and allowances for doubtful accounts beginning on page 140.

99.
Page F-26 of your financial statements indicates that Chem Rx was in violation of one of its financial covenants as of December 31, 2006. Please revise to disclose this fact, and provide additional information about the terms of the covenant.

        Chem Rx has informed Paramount that it was in violation of a covenant in its existing credit agreement when it failed to deliver its financial statements to its lender by April 30, 2007. The violation was waived by the bank. Paramount has disclosed these events in the final full paragraph on page 138.

Contractual Obligations and Commitments, page 118

100.
Revise your table of Contractual Obligations and Commitments to correct the total column for "Operating leases'. In addition, ensure that you have included all relevant leases, as noted on page 113 under the caption, "Facilities', within this calculation. Also, include interest payments on your bank indebtedness separately in the table. See Item 303(a)(5) of Regulation S-K.

        Paramount has replaced the previous table to correct the total column, ensure all relevant leases are included and to include a separate row for interest expense. The revised table appears on page 139.

Critical Accounting Policies, page 118

101.
Revise your discussion of allowance for doubtful accounts to further describe the methodology by which management assesses the collectibility of accounts receivable. For instance, describe any factors considered by management beyond the outstanding receivable balance and the collection history specific to the customer. In addition, discuss any circumstances that have resulted in revised assumptions in the past. Refer to Financial Reporting Release No. 60.

        Paramount has substantially revised the subsection entitled "Accounts Receivable/Allowance for Doubtful Accounts" beginning on page 140 to describe in greater detail the methodology used by Chem Rx's management to assess their accounts receivable.

102.
Further, please include quantitative disclosure of your sensitivity to changes for both Chem Rx's allowance for doubtful accounts and supplier rebates and discounts. This disclosure should be based on other outcomes that are reasonably likely to occur and that would have a material effect on the company. Refer to Section V of Release Nos. 33-8350/34-48960.

        Chem Rx has advised Paramount that there are no additional quantitative changes to be considered.

103.
Please consider expanding your disclosures to include the following disclosures regarding revenues:

•
Clarify how your system calculates net revenue. Specifically state if your billing system generates contractual adjustments based on fee schedules with long-term care facilities or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

•
Clarify to what extent your billing system is manual or computerized by describing what functions are performed manually.

•
Disclose your policy for collection of co-payments, if applicable, and consider disclosing the percentage of co-payments that are collected at the time of service. For services provided in which the co-payment is not made at the time service is performed, state how your historical subsequent collections have been for each period presented.

•
If applicable, state in what circumstances service is provided to a patient where insurance is not verified prior to the service being performed, and quantify the percentage of these encounters.

        Paramount has revised the "Revenue Recognition" subsection beginning on page 140 to expand Paramount's disclosures regarding Chem Rx's revenues.

104.
Please consider expanding your accounts receivable disclosures to include the following disclosures:

a.
For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

b.
Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet could have on financial position and operations.

c.
Disclose the day's sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

d.
Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts. We note the table on page 102.

  e.
  If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

  f.
  State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off and address the following matters:

    •
    The threshold (amount and age) for account balance write-offs;

    •
    Whether or not and to what extent you use specific identification for account write-offs;

    •
    Whether or not and to what extent your write-off process is automated or manual; and

    •
    whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

        Paramount has substantially revised the subsection entitled "Accounts Receivable/Allowance for Doubtful Accounts" beginning on page 140 to expand the disclosure of Chem Rx's accounts receivable.

Directors and Executive Officers of Paramount Following the Transaction, page 120

105.
Please provide the disclosure contemplated by Item 402 of Regulation S-K for Chem Rx's management team. In this regard we do note your disclosure on page 124 on a going forward basis; however some discussion of the executives' historical compensation is warranted.

        Paramount has added on page 152 a summary compensation table with respect to Chem Rx's management team, who are the individuals considered by Chem Rx to be either executive officers or responsible for a significant business unit of Chem Rx.

106.
Please disclose the term of office for each named director. See Item 401 of Regulation S-K.

        Paramount has added disclosure on page 145 to disclose that Jerry Silva and Steven Silva will serve in the class of directors with terms expiring at the annual meeting of Paramount's stockholders in 2010 and Mr. Lobell and Mr. Kellman will serve in the class of directors with terms expiring at the annual meeting of Paramount's stockholders in 2009.

Independent Auditors' Fees, page 123

107.
Please revise to provide the disclosure responsive to Item 304 of Regulation S-K or advise. See Item 9 of Schedule 14A.

        Paramount has added a new section entitled "Change in Independent Registered Accounting Firm" on page 147 to add the disclosure responsive to Item 304 of Regulation S-K.

Executive Compensation, page 124

108.
Please revise to elaborate on your compensation discussion and analysis. For example, see the topics in Item 402(b)(2) of Regulation S-K. As a non-exclusive example, please revise to indicate the benchmarks for compensation.

        No executive officer of Paramount has received any cash or non-cash compensation for services rendered and Paramount will not make any such payments until following the consummation of the Transaction. Paramount's compensation discussion and analysis beginning on page 150 sets forth Paramount's current expectations of its compensation arrangements after the closing. However, all compensation-related policies will be established by, and all compensation-related decisions will be made in the discretion of, the Paramount board of directors following the consummation of the Transaction. Accordingly, further elaboration on Paramount's compensation policies or arrangements cannot be made in any meaningful way until after the closing.

109.
As another non-exclusive example, you use the phrase "subject to upward adjustment" without clarifying the factors that will be considered in increasing salaries.

        The employment agreements that were entered into between Paramount and each of Messrs. Silva, Silva, Kelly and Segal provide that their annual salaries "are subject to upward adjustment" in the board's discretion, but do not establish the criteria the board must use in considering those adjustments. The disclosure in the Proxy Statement therefore mirrors the terms of the relevant contracts. Paramount's board of directors will consider those factors that it deems appropriate at the time it considers increases in salaries.

110.
Please clarify whether the board has set any performance parameters for the payment of bonuses under Messrs. Silva, Silva, Kelly, and Segal employment agreements.

        Under their employment agreements with Paramount, Messrs. Silva, Silva, Kelly and Segal will be entitled to receive annual bonuses beginning with the 2008 calendar year. The payment of those bonuses will be entirely within the discretion of the board of directors of Paramount as constituted following the consummation of the Transaction. Accordingly, the board has not yet set any performance parameters for the payment of those bonuses.

Certain Relationships and Related Party Transactions, page 130

111.
We note that the company has included disclosure indicating that management has made open market warrant purchases pursuant to 10b5-1 plans. With a view to disclosure, please:

a.
Clarify the exact date that these plans were entered into;

b.
Disclose the amount of unrealized gain/loss on these purchases; and,

c.
Clarify on page 132 the date when the company terminated its agreement with BioValve.

        With respect to parts (a) and (b) of the Staff's comment 111 above, please see our response to comment 2, above. With respect to part (c) of the Staff's comment, Paramount has revised its disclosure on page 10 and 113 to clarify that the Contribution Agreement was terminated on January 21, 2007. Paramount announced the termination in a press release and 8-K filing on January 22, 2007.

112.
Please revise page 131 to identify the principal terms of the agreement by Paramount BioCapital to lend you money.

        Amounts borrowed from, or funds advanced on Paramount's behalf by, Paramount BioCapital are repayable on demand without interest. Paramount expects that if the Transaction is not consummated,

any amounts owed by Paramount to Paramount BioCapital will not be repaid. Paramount has revised its disclosure on page 157 to clarify this point.

113.
Please quantify the expenses incurred as of the most recent practicable date as identified in the second to last paragraph on page 131.

        Paramount has added a sentence at the end of the last paragraph on page 159 that will quantify these expenses as of the record date.

Chem Rx Related Party Transactions, page 132

114.
We note that Chem Rx rents its facilities from a related party and is currently obligated to make payments to this party through 2020. However, the table of contractual obligations on page 118 reflects the mortgage payable on this property, and not the rental payments, which appear to be higher. Please revise your disclosure throughout to clarify, or advise.

        The consolidated financial statements include both B.J.K. Inc. and 750 Park Place Realty Corp, LLC ("750 PPRC"). 750 PPRC is consolidated as a variable interest entity and as such the inter-company transaction pertaining to rent is eliminated in consolidation. The resultant financial data includes the debt service payments of the building. Paramount has added additional disclosure to the Contractual Obligations and Commitments table on page 139.

115.
Please revise to clarify whether the repayment of the $7.5 million in loans by Paramount to the sellers is already reflected in the purchase price disclosed elsewhere. In addition, please clarify the meaning of the last sentence in the paragraph beginning "[d]uring 2006, Jerry Silva..."

        Paramount has added a sentence at the end of the referenced paragraph to clarify that the repayment of the $7.5 million of loans will have the effect of increasing the amount of cash paid by Paramount at the closing. Paramount has revised the last sentence to clarify that any amount of outstanding principal and accrued interest under such loans in excess of $7,500,000 will be cancelled.

116.
Also, please disclose the factors that will be considered in determining how much, if any, of the $7.5 million will be cancelled or repaid.

        See our response to comment 115, above. The original principal amount of these loans was $8,375,000. Of that amount, up to $7,500,000 will be repaid at the closing. Any amounts of principal or accrued interest that are outstanding on the closing date in excess of $7,500,000 will be cancelled. Paramount has deleted the reference to any portion of the loans being "repaid by the Sellers".

117.
Based on your existing disclosure it appears as if Messrs. Silva and Silva will be taking pay cuts in connection with this transaction. Please revise to discuss the factors underlying the decision to decrease salaries.

        The salary levels for Jerry Silva and Steven Silva were determined through negotiation with Paramount in connection with the negotiation, execution and delivery of the Stock Purchase Agreement. Paramount has revised its disclosure on page 159 accordingly.

118.
We note your disclosure on page 132 that several members of the Silva family have jobs with Chem Rx. Please revise to clarify:

a.
Whether these family members will continue with the company following the transaction;

b.
Whether they are supervised directly or indirectly by Messrs. Silva and Silva; and,

c.
How their compensation has been set historically, and will be in the future—including whether either Messrs. Silva or Silva will have any input into the salary of another family member.

        Paramount has expanded its disclosure regarding the members of the Silva family that are employed by Chem Rx beginning on page 160.

119.
Please disclose whether the loans made to Long Beach Chemists bear interest and describe the material terms of the loan and mortgage. In addition, please revise to clarify whether Long Beach Chemists competes with Chem Rx in any way as well as whether Rosalie Silva and Steven Silva are employed by, or have other responsibilities with, that entity. Also, please clarify whether this is the same entity referenced in Note 5 on page F-11 to the financial statements.

        Chem Rx has advised Paramount that Long Beach Chemists ("LBC") is the same entity that is referenced in Note 5, page F-11 of the financial statements. The notes do not bear interest. LBC is presently an inactive company. The only asset of LBC consists of a note receivable from an entity who had purchased the assets of the pharmacy and is the source of cash that LBC uses to settle its debt with Chem Rx. Neither LBC nor the company that acquired the assets of LBC competes with Chem Rx. Rosalie and Steven Silva are not employed by nor do they have any other responsibilities with LBC or the company that acquired its assets. Paramount has revised its disclosure on page 160 accordingly.

120.
We note that in October 2006 Chem Rx repurchased a minority interest from a deceased shareholder. Advise us what percentage of the target's equity was represented by repurchased shares. Please revise to indicate the implied enterprise value of the company based on the price paid and percentage of the company repurchased. In addition, please clarify whether the board conducted or received any analysis of the company's value at that time.

        The estate of the deceased shareholder held 27.5% of the equity of B.J.K. Inc. Chem Rx has advised Paramount that the price paid was a negotiated amount and not necessarily indicative of an implied enterprise value and therefore Chem Rx believes that disclosure of an implied enterprise value would not be helpful to Paramount's stockholders. The board of Chem Rx did not obtain an independent valuation of the shares. Paramount has added a sentence at the end of the fifth full paragraph on page 160 to that effect.

121.
On page 133 you disclose that Messrs. Silva and Silva will pay Marcum & Kleigman LLP ("M&K") a $5 million fee for personal financial advisory services. We note that this firm appears to have been the auditor for Chem Rx and is currently your auditor. Accordingly, expand your disclosures to note that Marcum & Kleigman LLP is Paramount's auditor for all financial statement periods presented in the proxy statement. Please revise to further discuss the nature of the services provided and the terms of the agreement between M&K and the Silvas. In particular, please disclose whether any portion of the fee is contingent upon the deal being approved or is to be paid, directly or indirectly, with deal proceeds. We may have further comment.

        In connection with the closing of the Transaction, Jerry Silva and Steven Silva will pay Marcum & Kliegman LLP ("M&K") a fee of $5,000,000, which is contingent upon the closing of the Transaction, for the rendering of financial advisory services to the Silva family. M&K was the independent accounting firm whose audit report is included in the Proxy Statement as to the Chem Rx financial statements as of December 31, 2004 and December 31, 2005 and for the fiscal years then ended. M&K resigned as the independent accounting firm of Chem Rx in early February 2007. The fiscal year ended December 31, 2006 financial statements were audited by KGS LLP. In addition, M&K was the independent registered public accountant for Paramount for the period from inception (June 1, 2005) to December 31, 2005 and for the year ended December 31, 2006. M&K declined to stand for re-election as the independent registered public accountant of Paramount on May 1, 2007. KGS LLP was appointed as Paramount's independent registered public accountant on May 2, 2007. Paramount has added a paragraph on page 160 to such effect.

122.
Please revise the last paragraph on page 133 to identify the "certain reporting persons."

        The reference to "certain reporting persons" has been replaced with "our officers and directors" on page 161.

B.J.K. Inc. d/b/a Chem Rx and Subsidiaries and Affiliate

Notes to Condensed Combined Financial Statements—Unaudited Note 2—Summary of Significant Accounting Policies, page F-7

123.
Please include Chem Rx's revenue recognition policy within the accounting policy footnote to the interim unaudited financial statements.

        Note 2 has been revised on page F-7 to include Chem Rx's revenue recognition policy.

Independent Auditors' Report, page F-14

124.
The audit report for B.J.K. Inc. d/b/a Chem Rx and Affiliate for fiscal years ended December 31, 2005 and 2004 fails to indicate the city and state where the report was issued. Please revise the report to comply with Article 2-02 of Regulation S-X.

        The report was issued in Melville, New York and page F-14 has been revised accordingly.

B.J.K. Inc. d/b/a Chem Rx and Subsidiaries and Affiliate Notes to Combined Financial Statements

125.
Disclose why no segment information required by FAS 131 is included.

        Chem Rx has advised Paramount that there is no segment information disclosed in the financials because Chem Rx operates in only one business segment. Reportable segments are defined by product and type of customer. Chem Rx breaks the segments down between pharmaceutical and non-pharmacy products. The "non-pharmacy" products accounted for less than 1% of Chem Rx's sales in 2006. Although the payors of Chem Rx's invoices vary, all of Chem Rx's sales are through prescriptions placed by institutions (Long-term care facilities, nursing homes, group homes, etc.). Jerry Silva is Chem Rx's chief operating decision maker. He reviews sales in total to assess performance. There is no meaningful resource allocation among products and type of customer. Substantially all of Chem Rx's personnel work on all products. Chem Rx has determined therefore that they sell only to one type of customer.

Note 7—Loans Payable, page F-25

126.
We note that B.J.K.K was in violation of certain of its financial covenants as of December 31, 2006, 2005 and 2004. In both 2006 and 2005, a waiver to the covenant violation was subsequently received to cure the non-compliance. In this regard, it is unclear to us whether:

  •
  The waiver granted subsequent to the end of each fiscal year was granted in such a manner that the debt was not callable for the next 12 months as specified by SFAS 78, or

  •
  How you concluded that it was probable that the company would be able to meet the agreement's covenants, as amended, for the next 12 months based on projections at the date of amendment. Refer to Examples 1-5 in EITF 86-30.

    Addressing the relevant accounting literature, tell us in detail why you believe that the classification of BJK's "Loan Payable—Bank' as long-term debt is appropriate at December 31, 2006 and December 31, 2005.

        Chem Rx has advised Paramount that the covenant violation referred to in Note 7 was simply the timing requirement of delivery of the Chem Rx's audited financial statements. The bank was notified that the statements would be delivered after the required date and waived the covenant pending delivery by May 31, 2007, which was complied with. As of the balance sheet date, Chem Rx was not in violation of any of the covenants under the debt agreement which would have rendered the debt callable. The violation was a subsequent event which, by virtue of the bank's waiver, was nullified, rendering Chem Rx in compliance with all of its covenants and leaving the term of the debt unaffected.

        Since the violation was of a technical nature and is measured annually, the issue as to the loan being callable within the next 12 months under SFAS 78 is not applicable.

        The EITF states that "unless facts and circumstances would indicate otherwise, the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months." Since neither (a) nor (b) above apply to the violation, Chem Rx has advised Paramount that it believes that the classification of the debt as "noncurrent" is proper.

127.
Expand your disclosures to better explain the terms of your "Loan Payable, member'. Specifically describe the reasons why the loan will not be repaid in 2007. Considering SFAS 78, tell us why you have classified the debt as long-term in nature, given the member's ability to demand payment.

        Chem Rx has informed Paramount that although the terms of the member's loan to Chem Rx NJ is "callable on demand", the member has represented in writing that he will not call the loan within one year of the balance sheet date except in conjunction with a refinancing of all of Chem Rx's long-term debt. Therefore, Chem Rx has classified the debt as long-term since it will not be repaid within one year from the balance sheet date unless it is replaced with other debt whose long-term portion will more likely than not equal or exceed the current debt.

Annexes

Annex A Stock Purchase Agreement

128.
Please revise your disclosure to further describe Section 1.10 of the Stock Purchase Agreement.

        Paramount has added a new section entitled "Acceleration of Annual and Cumulative Milestones" beginning on page 75, which summarizes Section 1.10 of the Stock Purchase Agreement.

129.
We note Schedule 3.5 referenced in Section 3.5 of the Stock Purchase Agreement. Please include Schedule 3.5 and any material schedules as annexes to the proxy statement.

        Schedule 3.5 of the disclosure schedules to the Stock Purchase Agreement refers to a 2002 audit of Chem Rx's records by the Medicaid Fraud Control Unit of the New York State Attorney General's Office and to a letter, dated November 3, 2005, in which the New York City Regional Office of the Medicaid Fraud Control Unit notified Chem Rx of its decision to terminate its investigation after completion of its audit. As the audit was concluded without action by the Medicaid Fraud Control Unit, Paramount believes that this information is not material.

        The balance of the disclosure schedules consist of over 100 pages. Paramount believes that including them in the Proxy Statement would not be helpful for investors, due to their length and the fact that they do not contain information that is material to a shareholder vote on the Transaction.

Annex I Commitment Letter

130.
We note references in your commitment letter to an "Equity Financing" please advise us of the nature of this financing.

        The use of the phrase "Equity Financing" in the commitment letter refers to Paramount's contribution of cash from the trust fund toward the aggregate purchase price being paid in the Transaction. Other than the shares of Paramount common stock that are to be issued in the Transaction, Paramount is not contemplating any equity financing transaction.

Form 8-K, filed July 2, 2007

131.
In the investor presentation included as an exhibit to your Form 8-K you indicate that the cash flow benefit to earnings will be in excess of $3 million per year. With a view to disclosure in the proxy statement, please provide support for this statement.

  Paramount wishes to advise the Staff that the estimated cash flow to earnings benefit was calculated by taking the total goodwill created for tax purposes under the transaction, or approximately $129.4 million as shown in the pro forma financials, subtracting approximately $13.2 million of non-deductible goodwill which is the maximum possible amount of goodwill that could be allocated to Chem Rx NJ, amortizing this difference over a 15-year period (the period over which intangible assets created in the transaction are amortizable under Internal Revenue Code) and multiplying by Paramount's estimated 40% marginal income tax rate.

132.
Revise your slide entitled "Established Track Record of Growth and Profitability' on page four to describe the manner in which you have calculated Historical Adjusted EBITDA Growth and Margins. Enhance your presentation disclosures to indicate how management uses this non-GAAP measure to conduct or evaluate the business management. Your discussion should disclose the economic substance behind management's decision to use such a measure.

  Paramount has revised the referenced slide. A copy of the amended investor presentation supplementally accompanies this letter.

Other

133.
We note the classified board under Paramount's Articles of Incorporation, which provides that the board is subject to re-election at the first annual meeting of stockholders. With a view to disclosure, advise us if and when votes occurred.

        Paramount has not yet held an annual meeting of its stockholders.

****

        As requested by the Staff, we have attached a separate letter from Paramount acknowledging that:

    •
    Paramount is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

    •
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •
    Paramount may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As you are likely aware, Paramount's charter requires that it consummate the transaction with Chem Rx by October 27, 2007. Accordingly, Paramount and the stockholders of Chem Rx would very much appreciate your prompt attention to this filing. Should you have any questions, please do not hesitate to contact me at (212) 841-1061 or Stephen Infante at (212) 841-1039.

Very truly yours,
/s/ ANDREW J. MURATORE Andrew J. Muratore
Encl.
cc:	J. Jay Lobell (Paramount Acquisition Corp.)
Stephen A. Infante, Esq. Keir Gumbs, Esq. (Covington & Burling LLP)

August 13, 2007

VIA EDGAR
AND HAND DELIVERY
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

    Re:
    Paramount Acquisition Corp.
    Amended Proxy Statement on Schedule 14A
    Filed August 13, 2007; File No. 000-51518

Dear Mr. Reynolds:

        In accordance with your letter dated July 24, 2007, Paramount Acquisition Corp. ("Paramount"), hereby acknowledges that:

  •
  Paramount is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  Paramount may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
PARAMOUNT ACQUISITION CORP.
By:	/s/ J. JAY LOBELL Name: J. Jay Lobell Title: Chief Executive Officer